UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57378/February 25, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12922

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In the Matter of

ACCENT COLOR SCIENCES, INC.,	:	ORDER MAKING FINDINGS
ACTFIT.COM, INC.	:	AND REVOKING
(n/k/a TELUM INTERNATIONAL CORP.),	:	REGISTRATIONS BY DEFAULT
ADPADS, INC.,	:	AS TO THREE RESPONDENTS
ADVANCED PRODUCTS GROUP, INC.	:	
(n/k/a CLOUDTECH SENSORS, INC.),	:	
AERO GROUP, INC., AND	:	
ALFORD REFRIGERATED WAREHOUSES, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 4, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered the OIP to Respondents on or before January 10, 2008, in a manner that complies with Rules 141(a)(2)(ii) and 141(a)(2)(iv) of its Rules of Practice. Under the terms of the OIP, Respondents were required to file Answers within ten days after service of the OIP. No Answers have been received from Respondents Accent Color Sciences, Inc. (Accent), ActFit.com, Inc. (ActFit.com), n/k/a Telum International Corporation (Telum), and Alford Refrigerated Warehouses, Inc. (Alford), and the time for filing Answers has expired.

On January 29, 2008, and February 4, 2008, I ordered these three Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Orders to Show Cause have been received and the time for responding has expired. Accordingly, these three Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Accent (CIK No. 921898) is a Connecticut corporation located in East Hartford, Connecticut, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Accent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 30, 2001, which reported a net loss of $770,586 for the prior three months. On June 29, 2001, Accent filed a Chapter 7 petition with the U.S. Bankruptcy Court for the District of Connecticut. That action is still pending. As of December 21, 2007, the company's common stock (symbol "ACLR") was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

ActFit.com, n/k/a Telum, (CIK No. 1055364), is an Ontario corporation located in Woodbridge, Ontario, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). ActFit.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a $12 million (Canadian) deficit for fiscal year 2001. As of December 21, 2007, the company's common stock (symbol "TLMIF") was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Alford (CIK No. 1078006) is a forfeited Texas corporation located in Dallas, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Alford is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $214,046 for the prior three months. As of December 21, 2007, the company's stock (symbol "ALFO") was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

These three Respondents have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Rule 13a-1 requires issuers to file annual reports (Forms 10-K, 10-KSB, or 20-F) and Rule 13a-13 requires domestic issuers to file quarterly reports (Forms 10-Q or 10-QSB). Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their securities holders.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Accent Color Sciences, Inc., ActFit.com, Inc., n/k/a Telum International Corporation, and Alford Refrigerated Warehouses, Inc., are revoked.

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James T. Kelly
Administrative Law Judge